[redacted]

13014617

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 6 2013
DIVISION OF TRADING & MARKETS

AB 6/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65678

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glen Eagle Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tobin & Collins CPA PA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

GLEN EAGLE ADVISORS, L.L.C.

Financial Statements
Year Ended December 31, 2012

Glen Eagle Advisors, L.L.C.

Table of Contents

	Page Number
Independent Auditors' Report	1 - 2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes To Financial Statements	7 - 10
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission	11
Computation For Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission	12
Independent Auditors' Report on Internal Control	13 - 14
Independent Auditors' Report on Applying Agreed-Upon Procedures Related To An Entity's SIPC General Assessment Reconciliation	15
Schedule of Assessment and Payments – General Assessment Reconciliation Pursuant To Rule 17a-5(e)(4)	16

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report

To The Member Of

Glen Eagle Advisors, L.L.C.
Princeton, New Jersey

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Glen Eagle Advisors, L.L.C. (a limited liability company) ("the Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report

(Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glen Eagle Advisors, L.L.C. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in pages 11 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in pages 11 through 16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in pages 11 through 16 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
February 20, 2013

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

GLEN EAGLE ADVISORS, L.L.C.

Statement of Financial Condition
December 31, 2012

ASSETS

Current Assets:	
Cash and cash equivalents	$ 48,976
Due from broker	54,684
Advisory fees and other receivables	49,567
Restricted cash	25,000
Prepaid expenses and other assets	35,497
Total current assets	213,724
Property and Equipment:	
Property and equipment (net of accumulated depreciation of $21,955)	3,407
Total property and equipment	3,407
Total Assets	$ 217,131

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 113,445
Total current liabilities	113,445
Member's Equity:	
Member's equity	103,686
Total member's equity	103,686
Total Liabilities and Member's Equity	$ 217,131

See independent auditors' report and notes to financial statements.

GLEN EAGLE ADVISORS, L.L.C.

Statement of Operations
Year Ended December 31, 2012

Revenues:	
Commission income	$ 879,630
Advisory fees	161,178
Other income	2,597
Investment income	384
Total Revenues	1,043,789
Expenses:	
Commissions paid to brokers	463,996
Other operating expenses	215,563
Employee compensation and benefits	148,356
Professional fees	92,741
Occupancy	81,770
Clearing, research and other service fees	48,064
Regulatory fees and expenses	25,220
Depreciation expense	3,515
Total Expenses	1,079,225
Net Loss	$ (35,436)

See independent auditors' report and notes to financial statements.

GLEN EAGLE ADVISORS, L.L.C.

Statement of Changes in Member's Equity
Year Ended December 31, 2012

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Member's Equity - Beginning of Period	$ 865,000	$ (808,878)	$ 56,122
Net Loss	0	(35,436)	(35,436)
Member's Contributions	83,000	0	83,000
Member's Equity - End of Period	$ 948,000	$ (844,314)	$ 103,686

See independent auditors' report and notes to financial statements.

GLEN EAGLE ADVISORS, L.L.C.

Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows From Operating Activities:		
Net loss	$	(35,436)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		3,515
Changes in assets and liabilities -		
(Increase) decrease in:		
Due from broker		(26,487)
Advisory fees and other receivables		(42,520)
Prepaid expenses and other assets		1,118
Increase (decrease) in:		
Accounts payable and accrued expenses		25,305
Net Cash Used In Operating Activities		(74,505)
Cash Flows From Investing Activities:		
Purchase of property and equipment		(2,604)
Net Cash Used In Investing Activities		(2,604)
Cash Flows From Financing Activities:		
Member's contributions		83,000
Net Cash Provided By Financing Activities		83,000
Net Increase in Cash and Cash Equivalents		5,891
Cash and Cash Equivalents - Beginning of Year		43,085
Cash and Cash Equivalents - End of Year	$	48,976
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Interest	$	0
Income taxes	$	0

See independent auditors' report and notes to financial statements.

1. General

Glen Eagle Advisors, L.L.C. (the "Company") is a limited liability company formed under the laws of the State of Delaware on June 19, 2002 for the purpose of doing business as a fully disclosed broker dealer registered under The Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced business operations on May 9, 2003. The Company is a wholly-owned subsidiary of Glen Eagle Investments, Inc.

The Company acts as a broker dealer and is exempt from The Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customer accounts, as defined by such rules, are carried by the clearing firm.

2. Summary of Significant Accounting Policies

Cash Equivalents –

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Advisory Fees Receivable –

Advisory fees receivable consist of fees earned as an introducing broker related to managed accounts. On a periodic basis, the Company evaluates its advisory fees receivables and establishes an allowance for doubtful accounts, based on its history with the advisor and current credit considerations. At December 31, 2012, management did not believe an allowance was required for this receivable.

Property and Equipment –

Property and equipment are stated at cost and are depreciated using the double-declining method or the straight-line method over following estimated useful lives of five or seven years.

Revenue Recognition –

Commission income and related expenses are recorded on a trade date basis.

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(Continued)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes –

The Company is not subject to federal income taxes. The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. Accordingly, profits and losses of the Company are passed through and reported on the sole owner's tax return.

Accounting Standards Codification Topic 740, "*Income Taxes*" ("ASC 740"), provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2008 and 2007, respectively.

Concentration of Credit Risk –

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that are potentially subject to credit risk include cash and cash equivalents and amounts due from the broker. The balances in these accounts from time to time may exceed federally insured limits.

Subsequent Events –

The Company has evaluated subsequent events from December 31, 2012 through February 20, 2013, the date of these financial statements, for disclosure. Through and including February 20, 2013, the Company has not identified any significant events relative to the financial statements as of December 31, 2012 that warrant additional disclosure.

Advertising Costs –

The Company expenses the costs of advertising as they are incurred. For the year ended December 31, 2012, advertising expense was $9,694

(Continued)

3. Restricted Cash

At December 31, 2012, the Company had $25,000 deposited with Pershing, L.L.C. ("Pershing"), which is the entity the Company uses as its clearing broker. Per the terms of the clearing agreement with Pershing, the Company must maintain a balance of $25,000 deposited at all times.

4. Property and Equipment

At December 31, 2012, property and equipment consists of:

Computer equipment	$	14,821
Furniture and fixtures		10,541
Less: Accumulated depreciation		(21,955)
Total property and equipment	$	3,407

Depreciation expense amounted to $3,515 for the year ended December 31, 2012.

5. Commitments

The Company is a party to leases for its office space and certain equipment. Future minimum lease payments for all leases with terms of one year or more are as follows:

Year Ending December 31,		
2013	$	67,885
2014		66,621
2015		68,071
2016		63,617
	$	266,194

Rent expense for the above operating lease amounted to $69,195 for the year ended December 31, 2012.

In addition to the lease above, the Company is a party to leases with consultants with terms that call for rent to be paid on a month to month basis. Expenses for 2013 under these leases are expected to be $37,200.

(Continued)

6. Limited Liability Company

Since the Company is a limited liability company, no member manager, agent or employee of the Company shall be liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, or for the acts or omissions of any other member, director, manager or agent, or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

7. Minimum Capital Requirements

The Company is subject to The Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to regulatory net capital not exceed 15 to 1.

At December 31, 2012, the Company's net capital under these rules was $35,109 which exceeded minimum net capital of $7,472 by $27,637, and the ratio of aggregate indebtedness was 3.19 to 1.

Under the exemptive provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

GLEN EAGLE ADVISORS, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
December 31, 2012

Net Capital:	
Total member's equity	$ 103,686
Non-allowable assets – Advisory fees and other receivables	(29,471)
Non-allowable assets – Prepaid expenses and other assets	(35,497)
Non-allowable assets – Property and equipment	(3,407)
Haircut on securities	(202)
Net Capital	$ 35,109
Minimum Net Capital Required: ($5,000 or 6 2/3% of aggregate indebtedness whichever is greater)	$ 7,472
Excess Net Capital	$ 27,637
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 23,902
Aggregate Indebtedness – Total Aggregate Indebtedness	$ 112,072
Ratio: Aggregate Indebtedness to Net Capital	3.19 to 1

Reconciliation with Company's adjusted net capital computation as reported in Part II of (Unaudited) Form X-17A-5 as of December 31, 2012:

Net Capital, as reported in Company's Part IIA (Unaudited) Focus Report	$ 42,708
Effect of audit adjustments:	
Record increase in accrued expenses	(7,599)
Adjusted Net Capital per above	$ 35,109

See independent auditors' report.

GLEN EAGLE ADVISORS, L.L.C.

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of
The Securities and Exchange Commission
December 31, 2012

Note:

Glen Eagle Advisors, L.L.C. is in compliance with The Securities and Exchange Commission Regulation 240.15c3(k)(2)(ii) and claims an exemption for the Computation For Determination of Reserve Requirements under Rule 15c3-3.

See independent auditors' report.

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

To The Member Of

Glen Eagle Advisors, L.L.C.
Princeton, New Jersey

In planning and performing our audit of the financial statements of Glen Eagle Advisors, L.L.C. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of The Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

(Continued)

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Glen Eagle Advisors, L.L.C. to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that, alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
February 20, 2013

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Applying Agreed-Upon Procedures
Related To An Entity's SIPC General Assessment Reconciliation

To The Member Of

Glen Eagle Advisors, L.L.C.
Princeton, New Jersey

In accordance with Rule 17a-5(e)(4) under The Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments - General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Glen Eagle Advisors, L.L.C., The Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Glen Eagle Advisors, L.L.C. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Glen Eagle Advisors, L.L.C.'s management is responsible for the Glen Eagle Advisors, L.L.C. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
February 20, 2013

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

GLEN EAGLE ADVISORS, L.L.C.

Schedule of Assessment and Payments – General Assessment
Reconciliation Pursuant To Rule 17a-5(e)(4)
December 31, 2012

Total Revenues	$ 1,043,789
Additions	0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products.	346,061
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	34,746
Other revenue not related either directly or indirectly to the securities business (Reimbursed expenses)	2,597
Total interest and dividend expense but not in excess of total interest and dividend income.	11
Total Deductions	383,415
SIPC Net Operating Revenues	$ 660,374
General Assessment @ .0025	$ 1,651
Less: Payment Made With SIPC-6 on July 26, 2012	(701)
Less: Payment Made With SIPC-7 on January 31, 2013	(962)
Assessment (Overpayment) Underpayment	$ (12)

See independent auditors' report.